UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Digihost Technology Inc.
Full Name of Registrant

N/A
Former Name if Applicable

110 Yonge Street, Suite 1601
Address of Principal Executive Office (Street and number)

Toronto, Ontario M5C 1T4, Canada
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digihost Technology Inc. (the “Corporation”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2023 (“Fiscal Year 2023”). The Corporation has determined that it is unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense because Raymond Chabot Grant Thornton LLP, the Corporation’s independent registered public accounting firm, is continuing its work to complete an audit under the standards of the Public Company Accounting Oversight Board of the Corporation’s financial statements for Fiscal Year 2023 to be included in the Form 20-F following the Corporation’s request therefor. The Corporation intends to file its Form 20-F for Fiscal Year 2023 within the 15-calendar day extension period provided by Rule 12b-25. Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Raymond Chabot Grant Thornton LLP as contemplated by Rule 12b-25(c).

 Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Corporation’s beliefs and expectations relating to the filing of the Form 20-F. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Corporation’s financial reporting, including the possibility that the Corporation will not be able to file its Form 20-F within the 15-calendar day extension period permitted by the rules of the U.S. Securities and Exchange Commission. The Corporation does not undertake any obligation to update or revise any forward-looking statement herein, except as expressly required by applicable securities laws.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michel Amar	818	280-9758
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation announced its financial results for Fiscal Year 2023 on April 2, 2024 and filed a related report on Form 6-K on April 3, 2024, attaching as an exhibit consolidated financial statements for Fiscal Year 2023 and the fiscal year ended December 31, 2022 that were audited in accordance with Canadian Audit Standards. Reference is hereby made to such Form 6-K, including the exhibits attached thereto, for the Corporation’s financial results for Fiscal Year 2023.

Digihost Technology Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	By:	/s/ Michel Amar
Michel Amar
Chief Executive Officer